FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     Ö    .        Form 40-F             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             .        No     Ö    .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

TABLE OF CONTENTS

Item

1.	Material Fact

2

Santiago (Chile), September 27, 2007

Messrs.

Chilean Securities Commission

Re: COMMUNICATES MATERIAL INFORMATION.

Ladies and gentlemen:

The undersigned, duly empowered by the corporation named CELULOSA ARAUCO Y CONSTITUCIÓN S.A., hereinafter “Arauco”, both domiciled in the Metropolitan Region of Chile, Avenida El Golf 150, 14th Floor, Commune of Las Condes, a company registered in the Securities Registry with Nº 42, Tax Identification Number: 93,458,000-1, hereby communicates to the Chilean Securities Commission the following material information with respect to the Company and its shares pursuant to article 9 and the second paragraph of article 10 of Law 18,045:

On September 27, 2007, Arauco has successfully concluded the negotiations that had initiated with the Swedish / Finnish company Stora Enso Oyj, hereinafter “Stora Enso”, in order to become partners with respect to the assets that Stora Enso had acquired to International Paper in Brazil.

The agreements reached and executed today in Sao Paulo, Brazil, are outlined as follows:

a) Our Brazilian subsidiary Arauco Florestal S.A. acquires 80% of the shares of the company named Stora Enso Arapoti Empreendimentos Agrícolas S.A., which is the owner of 50,000 hectares of land, that include plantations of 25,000 hectares of pine and 5,000 hectares of eucaliptus, located in Arapoti, State of Paraná, Brazil;

b) Our Brazilian subsidiary Placas do Paraná S.A. acquires 20% of the shares of the company named Stora Enso Arapoti Indústria de Papel S.A., which is the owner of a paper mill with a production capacity of 205,000 tons per year of paper, also located in Arapoti, State of Paraná, Brazil;

c) Our Brazilian subsidiary Placas do Paraná S.A. acquires 100% of the shares or equity interests in the company named Stora Enso Arapoti Serraria Ltda., which is the owner of a sawmill with a production capacity of 150,000 cubic meters per year, also located in Arapoti, State of Paraná, Brazil.

The abovementioned purchase transactions involve the disbursement by the purchasers of the amount of US$208,000,000, which will be financed through Arauco’s own cash resources and through bank loans to be contracted by Arauco.

We deem that the above operation should not have significant effects in the results of Arauco nor in the value of its shares.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Edmundo Ernst Vallette

Legal Counsel

cc:	Bolsa de Comercio de Santiago – La Bolsa Street Nº 64 – Santiago
Bolsa Electrónica de Chile – Huérfanos 770, 14 Floor – Santiago
Bolsa de Valores de Valparaíso – P.O. Box 218 – V – Valparaíso

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: October 2, 2007	By:	/s/ MATIAS DOMEYKO
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer